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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

    Sumitomo Bank Capital Markets, Inc.
    277 Park Avenue
    New York, NY  10172

    The Sumitomo Bank, Limited
    3-2, Marunouchi 1-chome
    Chiyoda-ku, Tokyo 100-0005
    Japan

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2. Date of Event Requiring Statement (Month/Day/Year)

   5/7/1999

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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol
   The Goldman Sachs Group, Inc. (GS)

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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


      --------------------------------------------------------------------

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6. If Amendment, Date of Original (Month/Year)

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7. Individual or Joint/Group Filing  (Check applicable line)

   [   ] Form Filed by One Reporting Person

   [ x ] Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                              3. Ownership Form:
                                   2. Amount of Securities       Direct (D) or
1. Title of Security                  Beneficially Owned         Indirect (I)           4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                         (Instr. 4)                 (Instr. 5)                (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

   Common Stock, par value $.01       21,425,052*             D (as to all shares       I (as to the beneficial ownership of all
   per share*                                                   held by Sumitomo        shares in respect of The Sumitomo Bank,
                                                                Bank Capital Markets,   Limited)
                                                                Inc.)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
           (Print or Type Responses)

------------

     * Pursuant to the Voting Agreement dated as of April 30, 1999 (the
"Voting Agreement"), among Sumitomo Bank Capital Markets, Inc. (a wholly owned subsidiary of Sumitomo Bank, Limited) ("SBCM"), The Sumitomo Bank,
Limited ("Sumitomo") and The Goldman Sachs Group, Inc. ("GS, Inc."), each of SBCM and Sumitomo may be deemed to be the beneficial owner (as defined in Rule 16a-1(a)(1) promulgated under the Securities Exchange Act of 1934, as amended) of 277,438,706 shares of common stock, par value $.01 per share, of GS, Inc. ("Common Stock") held by the managing directors of GS, Inc. Under the terms of the Voting Agreement, SBCM and Sumitomo have agreed to vote the shares they beneficially own in the same manner as the majority of shares of Common Stock held by the managing directors of GS, Inc. These managing directors of GS, Inc., are also party to a Shareholders' Agreement dated May 7, 1999 (the "Shareholders' Agreement"), in respect of
277,438,706 shares of Common Stock which they beneficially own, to which neither SBCM nor Sumitomo is a party. Kamehameha Activities Association
("KAA") and the Estate of Bernice Pauahi Bishop (the "Bishop Estate") are also parties to a Voting Agreement dated as of April 30, 1999 (the "KAA
Voting Agreement"), among KAA (which is wholly owned by the Bishop Estate), the Trustees of the Bishop Estate and GS, Inc., under which KAA and the Bishop Estate may be deemed to have shared voting power with the managing directors of GS, Inc. for the 21,975,421 shares of Common Stock which they beneficially own which are subject to the KAA Voting Agreement.
Accordingly, pursuant to the Voting Agreement, the Shareholders' Agreement and the KAA Voting Agreement, SBCM and Sumitomo may be deemed to have acquired shared voting power with respect to the GS, Inc. Common Stock subject to these agreements; however, SBCM and Sumitomo disclaim beneficial ownership or shared voting power with respect to the Common Stock of GS, Inc. subject to the Shareholders' Agreement or the KAA Voting Agreement.




*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                      5. Owner-
                                                    3. Title and Amount of Securities                    ship
                                                       Underlying Derivative Security                    Form of
                         2. Date Exercisable           (Instr. 4)                                        Derivative
                            and Expiration Date     ---------------------------------  4. Conver-        Security:
                            (Month/Day/Year)                               Amount         sion or        Direct      6. Nature of
                         ----------------------                            or             Exercise       (D) or         Indirect
                         Date       Expira-                                Number         Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of             Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares         Security       (Instr.5)      (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
Nonvoting Common Stock,  **         **         Common Stock, par value     7,440,362      **            D (as to all  I (as to the
par value $.01 per                             $.01 per share                                           shares held   beneficial
share**                                                                                                 by Sumitomo   ownership of
                                                                                                        Bank Capital  all shares in
                                                                                                        Markets,      respect of
                                                                                                        Inc.)         The Sumitomo
                                                                                                                      Bank,
                                                                                                                      Limited)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:


               Natsuo Okada                                   May 17, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
(signing on behalf of Sumitomo Bank Capital Markets Inc.)

               Ryuzo Kodama                                   May 17, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
(signing on behalf of Sumitomo Bank Limited)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


---------------------------
     ** Pursuant to a Letter Agreement between SBCM, Sumitomo and The Goldman Sachs Group, L.P., dated March 15, 1999, as amended April 30, 1999, (the "Letter Agreement"), the Nonvoting Common Stock is convertible into voting Common Stock in certain events on a one-for-one share basis, as more fully set forth in the Letter Agreement.

                                  Page 2 of 2